

April 10, 2014

<u>Via E-mail</u>
Michael Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court, Tankersley
Barnsley, UK S75 3DP

  Re: MAM Software Group, Inc.
     Post-effective Amendment No. 1 to Form S-1
     Filed April 2, 2014
     File No. 333-156719

Dear Mr. Jamieson:

  Our review of the document referenced above has been limited to the matters addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Your registration statement was initially declared effective May 1, 2009 with audited financial statements through the fiscal year ended June 30, 2008. Please advise as to whether any sales were made under the registration statement after February 1, 2010. If such sales have been made, please provide the dates and amounts of such sales in a response letter. To the extent sales took place after February 1, 2010, please provide an analysis regarding the consequences of any sales during that period. Also, provide the company's views regarding its compliance with the undertaking included in your registration statement that is responsive to Item 512(a)(1)(i) of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 if you have any questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Michael T. Williams, Esq.
Robinson Brog Leinwand Greene Genovese & Gluck P.C.